EXHIBIT 99.5

FIRST AMENDMENT

TO THE

HUNTINGTON INGALLS INDUSTRIES, INC.

FINANCIAL SECURITY AND SAVINGS PROGRAM

This amendment to the Huntington Ingalls Industries, Inc. Financial Security and Savings Program (the “Plan”) incorporates the following changes negotiated between Huntington Ingalls Industries, Inc. (the “Company”) and the Pascagoula Metal Trade Council and local chapters of the International Brotherhood of Electrical Workers (“IBEW”), United Federation of Special Police and Security Officers (“UFSPSO”), International Association of Machinists and Aerospace Workers, Departments 29 & 33 and Office and Professional Employees International Union (“OPEIU”) pursuant to an agreement by the Joint Health Care committee on September 22, 2016: (i) an automatic enrollment process for new hires and rehires to the Plan and (ii) an automatic contribution increase process for new hires and rehires to the Plan. These changes apply only to participants covered under the Pascagoula Metal Trades Council and local chapters of the International Brotherhood of Electrical Workers (“IBEW”), United Federation of Special Police and Security Officers (“UFSPSO”), International Association of Machinists and Aerospace Workers, Departments 29 & 33 and Office and Professional Employees International Union (“OPEIU”) collective bargaining agreement (“Agreement”) with the Company for the term January 5, 2015 through March 11, 2018.

Effective as of January 1, 2017, unless otherwise indicated, the Plan is amended as follows:

I. Section 3.02 of the Plan is amended by deleting it in its entirety and replacing it with the following:

“Section 3.02 Enrollment.

(a) To participate, an Eligible Employee must enroll in the Plan in accordance with the methods prescribed by the Committee or its delegate.

(b) Notwithstanding the foregoing, effective January 1, 2017, a hired or rehired Employee shall be automatically enrolled in the Plan for purposes of making Deposits in accordance with the terms of Section 4.01(b) as of the first of the month coincident with or next following the date the Employee becomes eligible to participate under Section 3.01, provided such enrollment date is at least 30 days following such Employee’s hire or rehire date of hire, or the date the Employee transfers into the Plan.

(c) Notwithstanding the foregoing, Section 3.02(b) shall only apply to a hired or rehired Employee if such Employee is also covered under the terms of the Agreement between the Company and Metal Trades Department of the AFL-CIO, represented by its affiliate, the Pascagoula Metal Trades Council.” and local chapters of the International Brotherhood of Electrical Workers (“IBEW”), United Federation of Special Police and Security Officers (“UFSPSO”), International Association of Machinists and Aerospace Workers, Departments 29 & 33 and Office and Professional Employees International Union (“OPEIU”)

II. Section 3.03 of the Plan is amended by deleting it in its entirety and replacing it with the following:

“Section 3.03 Salary Reductions. Salary reductions for the purpose of making Deposits may commence as of the first pay period following the date upon which the Employee becomes eligible to participate in the Plan and Elects to make Deposits, except for salary reductions made in accordance with Section 3.02(b).”

III. Section 3.04 of the Plan is amended by deleting it in its entirety and replacing it with the following:

“Section 3.04 Participation Upon Reemployment. If a former Employee who has earned a vested right to a portion of his or her account attributable to Company contributions in accordance with Article 6 is reemployed by the Company, such Employee shall again be eligible to participate in the Plan on the date of reemployment. If a former Employee who has not earned a vested right to any portion of his or her account attributable to Company contributions in accordance with Article 6 is reemployed by the Company, then such Employee shall be treated as a new Employee for purposes of the eligibility requirements of the Plan unless the Break in Service Period incurred by such Employee prior to his or her rehire is less than the greater of (i) five years or (ii) the number of Years of Service earned prior to such Break in Service Period. Notwithstanding anything in this section to the contrary, a former Employee who is rehired shall begin participating in the Plan according to the provisions of Section 3.01 and 3.02, as applicable”

IV. Section 4.01 of the Plan is amended by deleting it in its entirety and replacing it with the following:

“Section 4.01 Employee Deposits.

(a) Each Eligible Employee who is a Highly Compensated Participant may Elect to make Deposits out of any payment of his or her Compensation at a rate of 1% to 25% of such Compensation in increments of 1%, subject to the limitations of Article 10. Each Eligible Employee who is a not a Highly Compensated Participant may Elect to make Deposits out of any payment of his or her Compensation at a rate of 1% to 75% of such Compensation in increments of 1%, subject to the limitations of Article 10. The Deposits so Elected shall be withheld from each payment of Compensation to which such Election applies. Such Elections shall be made in accordance with Article 7.

(b) Notwithstanding the foregoing, any Employee who was automatically enrolled in the Plan in accordance with Section 3.02(b) shall be deemed to have Elected to make Deposits out of any payment of his or her Compensation at a rate of 3% of such Compensation, subject to the limitations of Article 10. Effective January 1, 2018, and concurrent with the first payroll period starting in March of each calendar year, the salary reduction of each such Employee who was automatically enrolled in the Plan in accordance with Section 3.02(b) and who has (i) not opted out of participation following the automatic enrollment process, or (ii) has not otherwise made an Election in accordance with Article 7, shall be deemed to have made an Election to increase by one percent (1%) his/her then current Deposit rate percentage.

(c) Notwithstanding the foregoing, Section 4.0l(b) shall only apply to a hired or rehired Employee if such Employee is also covered under the terms of the Agreement between the Company and Metal Trades Department of the AFL-CIO, represented by its affiliate, the Pascagoula Metal Trades Council.”

III. Article 7 of the Plan is amended by adding the following as a new section to the end thereof:

“Section 7.06 Deemed Elections. When an Employee is automatically enrolled in the Plan or has his or her Deposit rate automatically increased, (i) the Participant shall be deemed to have made an Election to participate in the Plan at such Deposit rate set forth in Section 4.0l(b) and (ii) the Investment Committee shall manage the investment of all amounts attributable to Section 4.0l(b).

V. In all respects not amended, the Plan is hereby ratified and confirmed.

*            *             *            *            *            *

IN WITNESS WHEREOF, Huntington Ingalls Industries, Inc. has caused this amendment to be executed by its duly authorized representative on this 19th day of March, 2017.

HUNTINGTON INGALLS INDUSTRIES, INC.

By
William Ermatinger
Vice President and Chief Human Resources Officer

3